Exhibit (n)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated June 26, 2020 with respect to the financial statements and financial highlights of The Relative Value Fund for the year ended March 31, 2020, which are contained in the Prospectus and Statement of Additional Information contained in this Registration Statement. We consent to the use of the aforementioned report in the Prospectus and Statement of Additional Information contained in this Registration Statement, and to the use of our name as it appears under the captions “Financial Highlights”, “Independent Registered Public Accounting Firm; Legal Counsel”, “Independent Registered Public Accounting Firm” and “Financial Statements”.

/s/ Grant Thornton LLP

Chicago, Illinois
July 17, 2020